
GRASIM
ADITYA BIRLA GROUP

82-3322

7th December, 2005

The Stock Exchange
Corporate Relationship Department
1st floor, New Trading Ring
Rotunda Building, P J Towers, Dalal Street
Fort, Mumbai - 400 001


05013576

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, Bandra-Kurla Complex
Bandra (East), Mumbai - 400 051

SUPPL

Dear Sir,

Sub: Disclosure under Regulation 13(3) and 13(6) of the SEBI (Prohibition of Insider Trading) Regulations, 1992

We are in receipt of Disclosure dated 5th December, 2005 under Regulation 13(3) from Aberdeen Asset Management Asia Ltd., informing about the purchase of 60,000 Shares of the Company on 2nd December, 2005, on behalf of funds advised/ managed by them.

We are, accordingly, sending herewith our Disclosure dated 7th December, 2005, in Form 'C' pursuant to Regulation 13(6) of the SEBI (Prohibition of Insider Trading) Regulations, 1992.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

Cc: **Luxembourg Stock Exchange** - for information along with a copy of the aforesaid Disclosure
Market & Surveillance Dept.,
P.O. Box 165, L-2011 Luxembourg
Grand Duchy of Luxembourg, Europe

Securities & Exchange Commission - do -
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

By Airmail

Citi Bank N.A. - do -
Custodial Services
77 Ramnord House
Dr. Annie Besant Road
Worli, Mumbai – 400 025

PROCESSED
JAN 03 2006
THOMSON
FINANCIAL


SEC MAIL PROCESSING SECTION
RECEIVED
DEC 27 2005
WASH, D.C.
185

FORM C

SECURITIES AND EXCHANGE BOARD OF INDIA (PROHIBITION OF INSIDER TRADING) REGULATIONS, 1992

[Regulations 13(3) and (6)]

Regulation 13(3) - Details of Change in Shareholding in respect of persons holding more than 5% shares in a listed company

Name & address of shareholder	Shareholding prior to acquisition	No. and % of shares/ voting rights acquired	Receipt of allotment advice/ acquisition of shares (specify)	Date of intimation to Company	Mode of acquisition (on market purchase/ public/ rights/ preferential offer etc.)	No. and % of shares/ voting rights post acquisition	Trading member through whom the trade was executed with SEBI Registration No. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value	Sell Quantity	Sell Value
1	2	3	4	5	6	7	8	9	10	11	12	13
berdeen Asset Management Asia imited on behalf of unds advised/ managed.	5,797,064 Shares (6.3236%)	60,000 Shares (0.0655%)	02.12.05	05.12.05	Open market Purchase	5,857,064 Shares (6.3891%)	Citi Group IS-INB 231141335 (NSE)	NSE	60,000 Shares	Rs.1,428.44 per Share Rs.85706400.00	-	-
1 Church Street #01-01 apital Square Two ingapore 049480 el. 0065 63952705	595,466 GDRs (0.6496%)	-	-	-	-	595,466 GDRs (0.6496%)	-	-	-	-	-	-

th December, 2005

FOR GRASIM INDUSTRIES LIMITED

ASHOK MALU
COMPANY SECRETARY


GRASIM
ADITYA BIRLA GROUP

8th December, 2005

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, Bandra-Kurla Complex
Bandra (East), Mumbai - 400 051

Kind Attn: **Ms. Shivani**

Dear Madam,

Sub: Disclosure under Regulation 13(3) and 13(6) of the SEBI (Prohibition of Insider Trading) Regulations, 1992

Kindly refer to our disclosure dated 5th December, 2005, sent to you under Regulation 13(3) and 13(6) of the SEBI (Prohibition of Insider Trading) Regulations, 1992, pertaining to acquisition of 60,000 Shares by Aberdeen Asset Management Asia Ltd. (Aberdeen).

We have now received clarification dated 8th December, 2005, from Aberdeen, informing that vide their letter dated 5th October, 2005, they had informed about reclassification exercise resulting in their holding in Grasim aggregating to 6.38% as against 7.09% informed by them earlier vide their letter dated 29th September, 2005. A copy of their letter dated 8th December, 2005 addressed to the Company together with their letter dated 5th October, 2005 addressed to NSE is sent herewith.

Pursuant to the aforesaid clarification dated 8th December, 2005 received from Aberdeen, please note that disclosure dated 5th December, 2005 has been given by them under Regulation 13(3) of the (Prohibition of Insider Trading) Regulations, 1992 on their shareholding having crossed 7%.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

Cc: **The Stock Exchange** - for information along with a copy of the aforesaid enclosures
Corporate Relationship Department
1st floor, New Trading Ring
Rotunda Building, P J Towers, Dalal Street
Fort, Mumbai - 400 001

Luxembourg Stock Exchange - do -
Market & Surveillance Dept.,
P.O. Box 165, L-2011 Luxembourg
Grand Duchy of Luxembourg, Europe

✓ **Securities & Exchange Commission** - do - By Air Mail
Division of Corporate Finance
450, Fifth Street, Washington DC 20459, USA

Citi Bank N.A. - do -
Custodial Services, 77 Ramnord House,
Dr. Annie Besant Road, Worli, Mumbai – 400 025


RECEIVED
PROCESSING
DEC 2 7 2005

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.


Aberdeen

08 December 2005

Via Fax (001 91 22 5652 5114)

Ashok Malu
Senior Vice President & Company Secretary
Grasim Industries Limited
Corporate Finance Division
Aditya Bria Centre, A Wing
2nd floor, S.K. Ahire Marg, Woril,
Mumbai 400 030, India

Dear Sir

Please find enclosed the following:

1. Our notification dated October 5, 2005 (which we had subsequently faxed to you on October 10, 2005) following the reclassification of mandates
2. A successful fax report evidencing our fax to you on October 10, 2005

Our letter dated October 5, 2005 clearly states that the reclassification exercise has resulted in our firm holding an aggregate total 6.38% of your company's total issued shares held in Grasim Industries (5,284,764 shares) as well as Grasim Industries GDS (563,800 shares) on the basis of voting rights. This supersedes the notification on September 29, 2005.

Therefore, to clarify your queries as per your fax dated December 5, 2005, the notification which was made to the National Stock Exchange on December 5, 2005 addresses the mandatory notification required when our aggregate holdings across all the funds on the basis of voting rights cross the 7% threshold level.

Trust that the above clarifies.

Thank you.

Yours sincerely

Patricia Sim
Compliance

enc.

Aberdeen Asset Management Asia Limited
21 Church Street, #01-01 Capital Square Two, Singapore 049480
Telephone: +65 6395 2700 Fax: +65 6535 7159
www.aberdeen-asset.com
Co. Registration No. 199105448E


SEC MAIL
PROCESSING
RECEIVED
DEC 2 7 2005


Aberdeen

Refax on 10th Oct 2005.

05 October 2005

Via Fax (001 91 22 26598237) & Courier

National Stock Exchange of India Ltd
Exchange Plaza,
4th Floor, Bandra-Kurla Complex,
Mumbai 400 051
India
Attention: Corporate Communications

Dear Sir

I am writing to notify that due to the reclassification of the accounts managed or advised by Aberdeen Asset Management Asia Limited, we now hold a total of 5,848,564 shares in Grasim Industries Limited which are given proxy voting rights, amounting to 6.38% of the company's issued shares. This is in accordance with Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 Regulation 13(3).

Enclosed herewith is a breakdown of the holdings, which are held in various FII or Sub Account Ref or UCC.

Please do not hesitate to call me at 65-6395 2705 should you require further information.

Yours sincerely

Patricia Sim
Compliance

enc.

Aberdeen Asset Management Asia Limited
21 Church Street, #01-01 Capital Square Two, Singapore 049480
Telephone: +65 6395 2700 Fax: +65 6535 7159
www.aberdeen-asset.com
Co. Registration No. 199105448F


SEC MAIL PROCESSING
RECEIVED
DEC 27 2005

Grasim Industries INR 10 - Notification of Change in Substantial Shareholding as at 03/10/2005

FII or Sub Account Ref or UCC	Current Holdings
2,000,875.	650,000
1,997,595.	1,819,000
1,997,593.	125,000
2,004,047.	142,000
1,997,455.	320,000
2,003,417.	1,125,173
1,997,592.	55,000
IN-FL-FD-0911-04 Sub a/c code: 2004829	400,000
1,997,590.	600,091
1,997,588.	48,500
Total shares with proxy voting rights	5,284,764
% of share with proxy voting rights*	5.7648%

*Shares out (in million) 91,673,438 Source: Bloomberg

Grasim Industries GDS - Notification of Change in Substantial Shareholding as at 03/10/2005

FII or Sub Account Ref or UCC	Current Holdings
2005769	92,000
IN-IR-FD-1097-05	46,000
2005770	22,000
Not applicable^	391,800
2004773	12,000
Total shares with proxy voting rights	563,800
% of share with proxy voting rights*	0.6150%

*Based on shares out of 91,673,438

^No direct [illegible] facility as the stocks are held by way of Grasim Industries GDS

(Source: Bloomberg)